Filed Pursuant to Rule 424(b)(5)
Registration No. 333-269631

SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED APRIL 14, 2023
(To Prospectus dated February 14, 2023)

$5,365,000

BioRestorative Therapies, Inc.
Common Stock

____________________________

This Supplement No. 1, or this Supplement, modifies and amends, only to the extent indicated herein, certain information contained in our prospectus supplement, dated April 14, 2023, or the Original Supplement, filed by us with the Securities and Exchange Commission on April 14, 2023 and relating to the offer and sale of shares of our common stock, par value $0.0001 per share, from time to time pursuant to a Capital on Demand™ Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or the Agent. The Original Supplement supplemented our prospectus, dated February 14, 2023, or the Base Prospectus, and, together with the Original Supplement, the Original Prospectus. This Supplement and the Original Supplement form part of our Registration Statement on Form S-3, dated February 14, 2023 (Registration No. 333- 269631), or the Registration Statement.

This Supplement is being filed to amend certain information contained in the Original Prospectus to update our disclosure therein regarding the dollar amount of shares which we may sell in any 12 calendar month period pursuant to the Registration Statement and in accordance with the Sales Agreement and General Instruction I.B.6 of Form S-3.

This Supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This Supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the Original Prospectus and this Supplement, you should rely on the information in this Supplement.

The aggregate market value of our outstanding common stock held by non-affiliates, or the public float, on April 14, 2023, the date of the Original Supplement, was approximately $11,232,551, which was calculated based on 3,003,356 shares of our outstanding common stock held by non-affiliates at a price of $3.74 per share, the closing price of our common stock on April 13, 2023 (which was the highest closing sale price of our common stock on the Nasdaq Capital Market within the 60 days prior to April 14, 2023). Accordingly, based on the public float of $11,232,551, on April 14, 2023 and in accordance with General Instruction I.B.6 of Form S-3 and the Sales Agreement, the Original Supplement reported that we could offer and sell shares of common stock having an aggregate offering price of up to $3,700,000 (which is less than one-third of $11,232,551) in any 12 calendar month period from time to time through or to the Agent.

Since the date of the Original Supplement, our public float has increased such that we may sell additional amounts of common stock under the Sales Agreement and the Registration Statement. Accordingly, we are filing this Supplement to amend the Original Prospectus to reflect such increase in our public float and such ability to sell additional common stock under the Sales Agreement and the Registration Statement.

As of May 15, 2023, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $16,097,988, which was calculated based on 3,003,356 shares of our outstanding common stock held by non-affiliates on May 10, 2023 at a price of $5.36 per share, the closing price of our common stock on May 10, 2023 (which was the highest closing sale price of our common stock on the Nasdaq Capital Market within the 60 days prior to May 15, 2023).

Accordingly, based on our public float of $16,097,988 on May 15, 2023, and in accordance with General Instruction I.B.6 of Form S-3 and the Sales Agreement, this Supplement hereby amends the Original Supplement to reflect that we may offer and sell shares of our common stock having an aggregate offering price of up to $5,365,000 (which is less than one-third of $16,097,988) in any 12 calendar month period from time to time through or to the Agent. If our public float further increases such that we may offer and sell more than $5,365,000 under General Instruction I.B.6 of Form S-3, we will file another prospectus supplement prior to making sales in excess of such amount.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our securities in a public primary offering with a value exceeding one-third of our public float in any 12 calendar month period so long as our public float remains below $75 million. We have sold $534.00 of securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this Supplement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BRTX.” The last reported sales price of our shares of common stock on May 15, 2023 was $5.27 per share.

Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page S-7 of the Original Supplement and in the documents we incorporate by reference into the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the accompanying Original Prospectus. Any representation to the contrary is a criminal offense.
JonesTrading
The date of this prospectus supplement is May 15, 2023